April 22, 2025

Martin Babler
President and Chief Executive Officer
Alumis Inc.
280 East Grand Avenue
South San Francisco, CA 94080

       Re: Alumis Inc.
           Registration Statement on Form S-4
           Filed April 21, 2025
           File No. 333-286660
Dear Martin Babler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Dave Peinsipp